Exhibit 99.2

COMPUGEN LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

U.S. DOLLARS IN THOUSANDS

UNAUDITED

- - - - - - - - - - - - -

COMPUGEN LTD. AND ITS SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2023	2022
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$17,071	$11,059
Restricted cash	615	362
Short-term bank deposits	44,297	72,287
Investment in marketable securities	4,551	-
Other accounts receivable and prepaid expenses	2,865	2,417

Total current assets	69,399	86,125

NON-CURRENT ASSETS:
Long-term prepaid expenses	1,912	1,899
Severance pay fund	2,788	2,794
Operating lease right to use asset	1,606	1,826
Property and equipment, net	1,350	1,532

Total non-current assets	7,656	8,051

Total assets	$77,055	$94,176

The accompanying notes are an integral part of the condensed consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2023	2022
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,680	$1,773
Short-term deferred participation in R&D expenses	-	325
Current maturity of operating lease liability	610	613
Other accounts payable and accrued expenses	8,511	9,208

Total current liabilities	10,801	11,919

NON- CURRENT LIABILITIES:
Long term operating lease liability	991	1,312
Accrued severance pay	3,262	3,265

Total non-current liabilities	4,253	4,577

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 5)

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: 200,000,000 shares authorized on June 30, 2023, and December 31, 2022; 88,233,766 and 86,624,643 shares issued and outstanding on June 30, 2023, and December 31, 2022, respectively	244	240
Additional paid-in capital	536,145	533,213
Accumulated deficit	(474,388)	(455,773)

Total shareholders' equity	62,001	77,680

Total liabilities and shareholders' equity	$77,055	$94,176

The accompanying notes are an integral part of the condensed consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2023		2022
	Unaudited

Operating expenses:
Research and development expenses, net		$15,206	$13,982
Marketing and business development expenses		165	478
General and administrative expenses		4,977	5,173

Total operating expenses		20,348	19,633

Financial and other income, net		1,697	779

Loss before taxes on income		18,651	18,854
Tax benefit		36	-

Net loss		$18,615	$18,854

Other comprehensive loss:
Change in unrealized gains (losses) on marketable securities:
Unrealized gains (losses) arising during the period, net	$	*	$-

Total comprehensive loss		$18,615	$18,854

Basic and diluted net loss per share		$0.21	$0.22

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		86,903,741	86,486,612

*          Represents an amount lower than $1.

The accompanying notes are an integral part of the condensed consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	capital	deficit	equity

Balance as of January 1, 2022	86,433,432	$239	$528,533	$(422,079)	$106,693

Options exercised	33,186	*	104	-	104
Issuance of ESPP shares	158,025	1	248	-	249
Stock-based compensation issued to employees, directors and non-employees	-	-	2,189	-	2,189
Net loss	-	-	-	(18,854)	(18,854)

Balance as of June 30, 2022 (unaudited)	86,624,643	$240	$531,074	$(440,933)	$90,381

Balance as of January 1, 2023	86,624,643	$240	$533,213	$(455,773)	$77,680

Issuance of shares, net	1,609,123	4	1,150	-	1,154
Stock-based compensation issued to employees, directors and non-employees	-	-	1,782	-	1,782
Other comprehensive income (loss) from marketable securities, net				*	-
Net loss	-	-	-	(18,615)	(18,615)
				-
Balance as of June 30, 2023 (unaudited)	88,233,766	$244	$536,145	$(474,388)	$62,001

*          Represents an amount lower than $1.

The accompanying notes are an integral part of the condensed consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2023	2022
	Unaudited
Cash flows from operating activities:
Net loss	$(18,615)	$(18,854)

Adjustments required to reconcile net loss to net cash used in operating activities:
Stock-based compensation	1,782	2,189
Depreciation	237	232
Accretion of discount on marketable securities	(13)	-
Realized gain on sale of marketable securities, net	(2)	-
Increase (decrease) in severance pay, net	3	(24)
Decrease in operating lease right of use asset	290	295
Increase in interest receivables from short-term bank deposits	(140)	(114)
Decrease (increase) in other accounts receivable and prepaid expenses	(448)	764
Decrease (increase) in long-term prepaid expenses	(13)	5
Decrease in trade payables	(85)	(2,387)
Increase (decrease) in other accounts payable and accrued expenses	(894)	242
Decrease in operating lease liability	(394)	(644)
Decrease in deferred participation in R&D expenses	(325)	(2,387)

Net cash used in operating activities	(18,617)	(20,683)

Cash flows from investing activities:
Proceeds from maturity of short-term bank deposits	51,350	58,945
Investment in short-term bank deposits	(23,220)	(38,500)
Proceeds from maturity of marketable securities	1,000	-
Investment in marketable securities	(5,536)	-
Purchase of property and equipment	(63)	(258)

Net cash provided by investing activities	23,531	20,187

Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net	1,351	249
Proceeds from exercise of options	-	104

Net cash provided by financing activities	1,351	353

Increase (decrease) in cash, cash equivalents and restricted cash	6,265	(143)
Cash, cash equivalents and restricted cash at the beginning of the period	11,421	8,514

Cash, cash equivalents and restricted cash at the end of the period	$17,686	$8,371

Supplemental disclosure of non-cash investing and financing activities:

Purchase of property and equipment	$(8)	$(80)
Right-of-use asset obtained in exchange for operating lease liability	$70	$-
Issuance expenses	$197	$-

The accompanying notes are an integral part of the condensed consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Compugen Ltd. (the “Company”) is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify novel drug targets and new biological pathways to develop therapeutics in the field of cancer immunotherapy. Compugen’s innovative immuno-oncology pipeline consists of three clinical stage programs, targeting immune checkpoints Compugen discovered computationally by COM701, COM902 and rilvegostomig. The Company’s lead product candidates, COM701, a potential first-in-class anti-PVRIG antibody, and COM902, a potential best-in-class therapeutic anti-TIGIT antibody are in Phase 1 clinical trials in patients with MSS CRC and platinum resistant ovarian cancer. Rilvegostomig, a novel anti PD-1/TIGIT bispecific antibody with a TIGIT specific component that is derived from Compugen’s COM902 antibody, is being developed by AstraZeneca pursuant to an exclusive license agreement between Compugen and AstraZeneca and is in a Phase 2 clinical trial in patients with advanced or metastatic non-small cell lung and locally advanced or metastatic gastric cancer. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance. The most advanced preclinical program, COM503, is in IND enabling studies. COM503 is a potential first-in-class, high affinity antibody which blocks the interaction between IL-18 binding protein and IL-18, thereby freeing natural IL-18 to inhibit cancer growth in the tumor microenvironment.

b.	The Company is headquartered in Holon, Israel. Its clinical development activities operate from its U.S. subsidiary in San Francisco, California.

c.
The Company has incurred losses in the amount of $18,615 during the six months ended June 30, 2023, has an accumulated deficit of $ 474,388 as of June 30, 2023, and has an accumulated negative cash flow from operating activities in the amount of $ 18,617 for the six months ended June 30, 2023. The Company believes that its existing capital resources will be adequate to satisfy its expected liquidity requirements at the current level of yearly expenditures at least twelve months from the reporting date.

d.
On August 5, 2013, the Company entered into a Research and Development Collaboration and License Agreement (“Bayer Agreement”) with Bayer Pharma AG (“Bayer”) for the research, development, and commercialization of antibody-based therapeutics against two novel Compugen-discovered immune checkpoint regulators.

Under the terms of the Bayer Agreement, the Company received an upfront payment of $10,000, and additional aggregate milestone payments of approximately $23,000.

On November 29, 2022, Bayer notified the Company that it had resolved to terminate, effective as of February 27, 2023, the Bayer Agreement.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

e.
Effective March 30, 2018, the Company entered into an exclusive license agreement with MedImmune Limited, the global biologics research and development arm of AstraZeneca (“AstraZeneca”) to enable the development of bi-specific and multi-specific immuno-oncology antibody products. Under the terms of the agreement, Compugen provided an exclusive license to AstraZeneca for the development of bi-specific and multi-specific antibody products derived from COM902. AstraZeneca has the right to create multiple products under this license and is solely responsible for all research, development and commercial activities under the agreement. Compugen received a $10,000 upfront payment and $15,500 milestone payment out of up to $200,000 that the Company is eligible to receive in development, regulatory and commercial milestones for the first product as well as tiered royalties on future product sales. If additional products are developed, additional milestones and royalties would be due to Compugen for each product.

f.
On October 10, 2018, the Company entered into a Master Clinical Trial Collaboration Agreement (the “Master Clinical Agreement”) with Bristol Myers Squibb Company (“Bristol Myers Squibb”) to evaluate the safety and tolerability of Compugen’s COM701 in combination with Bristol Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo® (nivolumab), in patients with advanced solid tumors.

Pursuant to the Master Clinical Agreement, as amended from time to time, Compugen sponsored the trials, which included the evaluation of the combination of COM701 and Opdivo® ± Bristol Myers Squibb investigational anti-TIGIT, BMS-986207. Bristol Myers Squibb and Compugen each supplies its own compound(s) for the studies.

In conjunction with the signing of the Master Clinical Agreement, Bristol Myers Squibb made a $12,000 investment in Compugen, see Note 6a.

Among several amendments to the Master Clinical Agreement, on November 10, 2021, the agreement was further amended and in conjunction with the signing of the amendment to the Agreement, Bristol Myers Squibb made a $20,000 investment in Compugen, see Note 6a.

On August 3, 2022, the Company and Bristol Myers Squibb entered into a letter agreement pursuant to which the Master Clinical Agreement, as amended from time to time, was terminated as of such date.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2022. The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2022, are applied consistently in these interim consolidated financial statements, except as described below.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Investments in marketable securities:

The Company accounts for investments in marketable securities in accordance with ASC No. 320, “Investments - Debt Securities”.

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date. The Company classifies all of its debt securities as available-for-sale (“AFS”). Available-for-sale debt securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains and losses on sale of investments are included in financial income, net, and are derived using the specific identification method for determining the cost of securities sold.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in financial income, net.

At each reporting period, the Company evaluates whether declines in fair value below amortized cost are due to expected credit losses, as well as the Company’s ability and intent to hold the investment until a forecasted recovery occurs in accordance with ASC 326, Financial Instrument- Credit losses. Allowance for credit losses on AFS debt securities are recognized in the Company’s consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in stockholders’ equity.

NOTE 3:-	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Operating results for the six-month period ended June 30, 2023, are not necessarily indicative of the results that may be expected for the year ended December 31, 2023.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities as of June 30, 2023:

	Amortized cost	Gross unrealized gains		Gross unrealized losses		Fair value
Available-for-sale – matures within one year:
Governmental bonds	$4,551	$	*	$	*	$4,551

*          Represents an amount lower than $1

The Company did not have investments in marketable securities as of June 30, 2022.

As of June 30, 2023, the Company did not record an allowance for credit losses for its available for sale marketable securities.

NOTE 5:-	COMMITMENTS AND CONTINGENCIES
a.	The Company provided bank guarantees in the amount of $284 in favor of its offices in Israel, car leases in Israel and credit card security for its U.S. subsidiary.
b.
The Company received in the past grants from the office of the Israel Innovation Authority of the Israeli Ministry of Industry, Trade and Labor, formerly known as the Office of the Chief Scientist (“IIA”). The Company is not obligated to repay any amounts received from the IIA if it does not generate any income from products which incorporate technologies which were funded by such research program(s).

If income is generated from products which incorporate technologies which were funded by a research program, the Company is committed to pay royalties at a rate of between 3% to 5% of future revenue generated from products that incorporate technologies that were funded by such research program(s), up to a maximum of 100% of the amount received, linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, the maximum amount to be repaid is 100% plus interest at LIBOR).

As of June 30, 2023, the Company’s aggregate contingent obligations for payments to IIA, based on royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled $9,800.

c.
On June 25, 2012, the Company entered into an Antibodies Discovery Collaboration Agreement (the “Antibodies Discovery Agreement”) with a U.S. antibody technology company (“mAb Technology Company”), providing an established source for fully human mAbs. Under the Antibodies Discovery Agreement, the mAb Technology Company is entitled to certain royalties that could be eliminated upon payment of certain one-time fees (all milestone and royalties payments referred together as “Contingent Fees”). For the six-month periods ended June 30, 2023 and 2022, the Company did not incur Contingent Fees.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	COMMITMENTS AND CONTINGENCIES (Cont.)

d.
On May 9, 2012, the Company entered into agreement (the “May 2012 Agreement”) with a U.S. Business Development Strategic Advisor (“Advisor”) for the purpose of entering into transactions with pharma companies related to selected pipeline program candidates. Under the agreement, the Advisor was to be entitled to 4% of the cash considerations that may be received under such transactions. In 2014, the May 2012 Agreement was terminated, except with respect to certain payments arising from the Bayer Agreement which survive termination of the May 2012 Agreement until August 5, 2025.

The Bayer Agreement was terminated effective February 27, 2023 and no further payments to the Advisor are expected under the May 2012 Agreement.

For the six months ended June 30, 2023 and 2022, the Company had not paid nor accrued any expenses related to the May 2012 Agreement.

e.
Effective as of January 5, 2018, the Company entered into a Commercial License Agreement (“CLA”) with a European cell line development company. Under the agreement the Company is required to pay an annual maintenance fee, certain amounts upon the occurrence of specified milestones events, and 1% royalties on annual net sales with respect to each commercialized product manufactured using the company’s cell line. Royalties due under the CLA are creditable against the annual maintenance fee. In addition, the Company may at any time prior to the occurrence of a specific milestone event buy-out the royalty payment obligations in a single fixed amount. For the six-month periods ended June 30, 2023 and 2022, the Company did not incur milestone payments.

f.
Effective as of October 28, 2020, the Company entered into a collaboration agreement with a U.S. antibody discovery and optimization company for generation and optimization of therapeutic antibodies for the Company. Under the agreement, the Company is required to pay service fees per services performed and certain amounts upon the occurrence of specified milestones events, and single-digit percent royalties on annual net sales with respect to each product sold that comprises or contains one or more antibodies so generated or optimized. The royalty rate is dependent upon the product type and any third-party contribution. For the six-month periods ended June 30, 2023 and 2022 the Company did not incur milestone payments.

NOTE 6:-	SHAREHOLDERS' EQUITY

a.	Issuance of Shares:

On June 14, 2018, the Company entered into an agreement in connection with a registered direct offering (the “Offering”) of an aggregate of 5,316,457 Ordinary Shares (the “RD Shares”) of the Company at a purchase price of $3.95 per RD Share. In connection with the issuance of the RD Shares, the Company also issued warrants to purchase an aggregate of up to 4,253,165 additional Ordinary Shares (the “Warrants”). The Warrants were exercisable at a price of $4.74 per Ordinary Share and had a term of five years from the date of issuance. The Offering was made pursuant to the Company’s Registration Statement. Proceeds from the Offering were $19,767 (net of $1,233 issuance expenses).

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	SHAREHOLDERS’ EQUITY (Cont.)

During the period from January 1, 2021 through June 30, 2023, warrants to purchase an aggregate of 3,955,696 Ordinary Shares were exercised with proceeds of approximately $18,750, and the remaining warrants to purchase up to 297,469 Ordinary Shares expired in June 2023.

On October 10, 2018, the Company entered into a Master Clinical Trial Collaboration Agreement with Bristol Myers Squibb to evaluate the safety and tolerability of the Company’s COM701 in combination with Bristol Myers Squibb’s PD-1 immune checkpoint inhibitor Opdivo® (nivolumab), in patients with advanced solid tumors. In conjunction with the Master Clinical Agreement, Bristol Myers Squibb made a $12,000 equity investment in the Company.

Under the terms of the securities purchase agreement, Bristol Myers Squibb purchased 2,424,243 ordinary shares of the Company at a purchase price of $4.95 per share. The share price represented a 33% premium over the average closing price of the Company’s ordinary shares for twenty (20) Nasdaq trading days prior to the execution of the securities purchase agreement. The investment closed on October 12, 2018.

The premium over the fair market value in the amount of $4,121 represents the relative fair value of deferred participation of Bristol Myers Squibb in R&D expenses which are amortized over the period of the clinical trial based on the progress in the R&D, in accordance with ASC 808 “Collaborative Arrangements” and $7,788 (net of $91 issuance expenses) were considered equity investment.

In conjunction with the signing of the amendment to the Master Clinical Agreement in November 2021, Bristol Myers Squibb made a $20,000 investment in the Company, purchasing 2,332,815 ordinary shares of the Company at a purchase price of $8.57333 per share. The share price represented a 33% premium over the closing price of Company’s ordinary shares on the last Nasdaq trading day immediately prior to the execution of the securities purchase agreement.

The premium over the fair market value in the amount of $5,000 represents the relative fair value of deferred participation of Bristol Myers Squibb in R&D expenses (which are amortized over the period of the clinical trial, based on the progress in the R&D, in accordance with ASC 808 “Collaborative Arrangements”) and $14,958 (net of $42 issuance expenses) were considered equity investment.

In March 2020, the Company entered into an underwriting agreement with SVB Leerink LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters relating to the issuance and sale in a public offering of 8,333,334 of the Company’s ordinary shares at a price to the public of $9.00 per share (and a price of $8.46 per share to the underwriters). Such shares were issued on March 16, 2020. In addition, the Company granted the underwriters a 30-day option to purchase additional ordinary shares at the price set forth above. On April 14, 2020, the Company issued and sold, pursuant to that underwriting agreement an additional 483,005 ordinary shares pursuant to the underwriters’ option specified above. The Company sold a total of 8,816,339 ordinary shares in the offering with proceeds of $74,147 (net of $5,200 issuance expenses).

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	SHAREHOLDERS’ EQUITY (Cont.)

On January 31, 2023, the Company entered into a Sales Agreement with Leerink Partners LLC (previously known as SVB Securities LLC) (“Leerink Partners”), as sales agent, pursuant to which the Company may offer and sell, from time to time through Leerink Partners, its ordinary shares through an “at the market offering” (ATM). The offer and sale of our ordinary shares, if any, will be made pursuant to the Company’s shelf registration statement on Form F-3, as supplemented by a prospectus supplement. Pursuant to the applicable prospectus supplement, the Company may offer and sell up to $50,000 of its ordinary shares. As of June 30, 2023, 1,609,123 shares were issued and sold through the ATM, with proceeds of approximately $1,154 (net of $458 issuance expenses).

b.	Share option plan:

During the six-month period ended June 30, 2023, the Company’s Board of Directors granted 19,500 options to purchase ordinary shares of the Company to employees. The exercise prices for such options range from $0.67 to $1.06 per share, with vesting to occur in up to four years.

The following table presents the assumptions used to estimate the fair value of the options granted in the periods presented:

	Six months ended June 30,
	2023	2022
	Unaudited

Volatility	75.9%-76.4%	69.4%-72.0%
Risk-free interest rate	3.3%-4.2%	1.5%-3.0%
Dividend yield	0%	0%
Expected life (years)	5.0-5.1	5.0-5.4

Weighted average fair value of options granted during the six-month periods ended June 30, 2023 and 2022 were $0.53 and $1.94, respectively.

During the six-month periods ended June 30, 2023 and 2022, the Company recorded share based compensation related to stock options in a total amount of $1,782 and $2,092, respectively.

As of June 30, 2023, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $6,267 which is expected to be recognized over a weighted average period of approximately 2.08 years.

For the six months ended June 30, 2023 and 2022, the total weighted average number of shares related to outstanding options and warrants excluded from the calculations of diluted net loss per share were 7,460,568 and 8,504,958, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	SHAREHOLDERS’ EQUITY (Cont.)

c.	Employee Stock Purchase Plan:

The Company selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for its share-option awards and Employee Share Purchase Plan (“ESPP”).

As of June 30, 2023 and since its adoption, 275,854 Ordinary Shares had been purchased under the ESPP and 324,146 Ordinary Shares were available for future issuance under the ESPP.

The following table presents the assumptions used to estimate the fair value of ESPP granted in the periods presented:

	Six months ended June 30,
	2023	2022
	Unaudited

Volatility	-	65%-70%
Risk-free interest rate	-	0.1%-1.7%
Dividend yield	-	0%
Expected life (years)	-	0.5

During the six-month periods ended June 30, 2023 and 2022, the Company recorded ESPP compensation in a total amount of $0 and $97.

NOTE 7:-	FINANCIAL AND OTHER INCOME, NET

	Six months ended June 30,
	2023	2022
	Unaudited

Interest income	$1,671	$463
Exchange rate differences and other	26	316

Financial and other income, net	$1,697	$779

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties:

	June 30, 2023	December 31, 2022
	Unaudited

Trade and other payables (a)	$36	$83

Related parties' expenses:

	Six months ended June 30,
	2023	2022
	Unaudited
Amounts charged to:

Research and development expenses (a)	$70	$114

(a)
The Company incurred expenses for research and development services provided by related party for cancer studies in animal models, and breeding and maintenance of animals (mice) to support such studies.

NOTE 9:-	SUBSEQUENT EVENTS

On August 3, 2023, following recommendation of the compensation committee, the Company’s board of directors reduced the total number of shares reserved for issuance under the Company’s 2010 Plan by 500,000 and the total number of shares reserved for issuance under the ESPP by 210,000.